June 23, 2010
VIA COURIER & FACSIMILE: (703) 813-6982
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall:
Cameco Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Your File Number 001-14228
I am writing to provide Cameco’s response to your comment letter dated June 16, 2010.
Reserves and Resources page 55
1.     We note your response number 1. Please confirm you will clearly state that neither the Gas Hills-Peach nor the North-Butte-Brown Ranch properties are material properties in future filings.
Cameco’s Response:
Although Cameco holds interests in a number of uranium properties, only three of them are material to Cameco. They are McArthur River, Inkai and Cigar Lake. You will note that the last sentence of the first paragraph under the heading “Mining Properties” on page 11 states: “Cameco has three material uranium properties: McArthur River and Inkai, which are being mined, and Cigar Lake, which is being developed.”
The tables on pages 54, 55 and 56 list a number of uranium properties other than McArthur River, Inkai and Cigar Lake. There are six additional properties listed under the heading “Uranium Reserves”, 11 additional properties listed under the heading “Uranium Measured and Indicated Resources” and 10 additional properties listed under the heading “Uranium Inferred Resources”. None of these additional properties individually is material to Cameco.

Mr. H. Roger Schwall
June 23, 2010

As Cameco provides tabular disclosure of estimates of reserves, indicated resources and inferred resources for a large number of non-material uranium properties in addition to the three material ones, we do not believe that it would be appropriate to make an express statement that neither the Gas Hills-Peach nor the North-Butte-Brown Ranch properties are material. Referring only to those two non-material properties could potentially be misleading to investors, as it would suggest that they have a significance to Cameco which the other non-material properties do not.
Accordingly, in future filings we propose to clarify the disclosure which commences on page 53 under the heading “Reserves and Resources” by adding the following as a new first paragraph:
Cameco has interests in a number of uranium properties, as shown in the following tables which indicate estimates of the reserves, measured and indicated resources and inferred resources at those properties. However, only three of the uranium properties listed in those tables is a material uranium property for Cameco. They are McArthur River and Inkai, which are being mined, and Cigar Lake, which is being developed.
We trust that this additional disclosure will be satisfactory to address your comment.
Yours truly,
/s/ O. Kim Goheen

O. Kim Goheen
OKG:pb

c:	Suying Li, Securities and Exchange Commission John Coleman, Securities Exchange Commission